Filed Pursuant to Rule 433

Registration No. 333-133852

Subject to Completion

Preliminary Term Sheet dated January 29, 2009

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together the “Note Prospectus”). Investing in the notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” on page TS-6 of this term sheet and beginning on page S-10 of product supplement STR-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.15	$
Proceeds, before expenses, to Bank of America Corporation	$9.85	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.10 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in February or March 2009, the settlement date may occur in February or March 2009, the maturity date may occur in August or September 2010 and the Observation Dates may be adjusted accordingly. Any reference in this term sheet to the month in which the settlement date, maturity date, or any Observation Date will occur is subject to change as specified above.

“Strategic Accelerated Redemption Securities®” is a registered service mark of our subsidiary, Merrill Lynch & Co., Inc.

Standard & Poor’s®”, “Standard & Poor’s Small Cap 600 Index”, “S&P 600,” “Standard & Poor’s SmallCap 600,” and “S&P®” are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by Standard & Poor’s® and Standard & Poor’s® makes no representation regarding the advisability of investing in the notes.

Merrill Lynch & Co.

March    , 2009

Strategic Accelerated Redemption Securities®

Summary

The Bear Market Strategic Accelerated Redemption Securities® Linked to the S&P Small Cap Regional Banks Index, due August     , 2010 (the “notes”), are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are designed for, but not limited to, investors who anticipate that the Observation Level of the S&P Small Cap Regional Banks Index (the “Index”) on any Observation Date will be less than or equal to the Call Level. The notes provide for an automatic call if the Observation Level of the Index on any Observation Date is less than or equal to the Call Level. If the notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the $10 Original Offering Price of the notes plus the applicable Call Premium. If your notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Offering Price per unit and will be based on the direction of and percentage increase in the closing level of the Index from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be prepared to have their notes called by us on any Observation Date.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STR-1.

Terms of the Notes	Determining Payment for the Notes

Automatic Call Provision:

The notes will be automatically called on an Observation Date if the Observation Level on such Observation Date is less than or equal to the applicable Call Level. If the notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to such Observation Date, which is equal to the $10 Original Offering Price per unit plus the Call Premium.

Payment at Maturity:

If the notes are not called prior to the maturity date, you will receive the Redemption Amount per unit on the maturity date, calculated as follows:

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations, assuming:

1) a hypothetical Starting Value of 59.55, the closing level of the Index on January 15, 2009;

2) a hypothetical Threshold Value of 65.51, or 110% of the hypothetical Starting Value (rounded to two decimal places);

3) a hypothetical Call Level of 59.55, or 100% of the hypothetical Starting Value;

4) a term of the notes from January 20, 2009 to July 22, 2010, a term expected to be similar to that of the notes;

5) a Call Premium of 17% of the $10.00 Original Offering Price per unit per annum, the midpoint of the range of 15% and 19%; and

6) Observation Dates occurring on July 20, 2009, January 20, 2010, and July 15, 2010.

The Notes Are Called on One of the Observation Dates

The notes have not been previously called and the Observation Level on the relevant Observation Date is less than or equal to the Call Level. Consequently, the notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on July 20, 2009, the Call Amount per unit will be:

$10.00 plus the Call Premium of $0.85 = $10.85 per unit.

Example 2

If the call is related to the Observation Date that falls on January 20, 2010, the Call Amount per unit will be:

$10.00 plus the Call Premium of $1.70 = $11.70 per unit.

Example 3

If the call is related to the Observation Date that falls on July 15, 2010, the Call Amount per unit will be:

$10.00 plus the Call Premium of $2.55 = $12.55 per unit.

The Notes Are Not Called on Any of the Observation Dates

Example 4

The notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the final Observation Date is not greater than 65.51, the hypothetical Threshold Value. The amount received at maturity per unit will therefore be $10.00.

Example 5

The notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the final Observation Date is greater than 65.51, the hypothetical Threshold Value. The amount received at maturity will be less, and possibly significantly less, than the Original Offering Price of $10 per unit.

If the Ending Value is 77.42, or 130% of the hypothetical Starting Value, the payment at maturity will be:

$10 + [$10 x (65.51 – 77.42) / 59.55] = $8.00 per unit

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, the Observation Level on the applicable Observation Date, the Ending Value, if applicable, the Call Premium, and the term of your investment.

  Summary of the Hypothetical Examples

Notes Are Called on an Observation Date	Observation Date on July 20, 2009	Observation Date on January 20, 2010	Observation Date on July 15, 2010

Hypothetical Starting Value	59.55	59.55	59.55

Hypothetical Call Level	59.55	59.55	59.55

Hypothetical Observation Level on the Observation Date	57.17	58.36	58.36

Return of the Index (excluding any dividends)	-4.00%	-2.00%	-2.00%

Return of the Notes	8.50%	17.00%	25.50%

Call Amount per Unit	$10.85	$11.70	$12.55

Notes Are Not Called on Any Observation Date	Hypothetical Ending Value Is Less than the Hypothetical Threshold Value	Hypothetical Ending Value Is Greater than the Hypothetical Threshold Value

Hypothetical Starting Value	59.55	59.55

Hypothetical Ending Value	62.53	77.42

Hypothetical Threshold Value	65.51	65.51

Is the hypothetical Ending Value greater than the hypothetical Threshold Value?	No	Yes

Return of the Index (excluding any dividends)	5.00%	30.00%

Return of the Notes	0.00%	-20.00%

Redemption Amount per Unit	$10.00	$8.00

Risk Factors

An investment in the notes involves significant risks. The following is a list of certain of the risks involved in investing in the notes. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections included in the product supplement STR-1 and MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisers before you invest in the notes.

▪	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return, if any, is limited to the Call Premium.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return may be less than a comparable investment directly in shares of the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes.

▪	We cannot assure you that a trading market for your notes will ever develop or be maintained.

▪	The amount that you receive at maturity or upon a call will not be affected by all developments relating to the Index.

▪	S&P® may adjust the Index in a way that affects its value, and S&P® has no obligation to consider your interests.

▪

You will have no rights as a securityholder of the securities represented by the Index, and you will not be entitled to receive any of those securities or dividends or other distributions by the issuers of those securities.

▪	We do not control any company included in the Index, and are not responsible for any disclosure made by any such company.

▪

If you attempt to sell notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the notes.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Certain U.S. Federal Income Taxation Considerations” below.

Additional Risk Factors

The stocks represented by the Index are concentrated in one industry.

All of the stocks included in the Index are issued by companies involved directly or indirectly in the U.S. banking industry. As a result, the stocks that will determine the performance of the Index and hence, the value of the notes, are concentrated in one industry. Although an investment in the notes will not give you any ownership or other rights in the stocks represented by the Index, the return on an investment in the notes will be subject to certain risks associated with direct equity investments in the U.S. banking industry. Accordingly, depending upon the performance of the Index, your investment in the notes may produce a lower return than an investment in a more diversified Market Measure.

Legislative and regulatory actions by the U.S. government may increase the value of the Index, which would reduce your return on the notes.

As a result of the ongoing global financial crisis, the U.S. government has implemented a series of unprecedented intervention programs and policies. For example, the Federal Reserve Board has approved expansion of its liquidity programs and established programs to encourage lending in and by the U.S. banking sector. In October 2008, the Emergency Economic Stabilization Act of 2008 established the Troubled Assets Relief Plan, a $700 billion spending plan. Under this plan, the Secretary of the Treasury established the Capital Purchase Program to provide capital to banking institutions in the U.S., including many institutions included in the Index. Also in October 2008, the Federal Deposit Insurance Corporation established a guarantee program under which qualifying financial institutions can issue debt backed by the full faith and credit of the U.S. More recently, legislation has been proposed to further stimulate the U.S. economy and reverse the impact of the financial crisis. Additional programs, policies and legislation, or expansion of existing programs, may be established by the U.S. or one or more states. Many of these actions are designed to strengthen the balance sheets of financial institutions to permit increased lending, and stabilize and reduce credit losses in assets held by these financial institutions. If these efforts are successful, the market value of the equity securities of U.S. banks, and therefore, the value of the Index, may increase, in which case your return on the notes would decrease.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the closing level of the Index will be less than or equal to the Call Level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the notes are called, regardless of the performance of the Index from the Starting Value to the date on which the notes are called.

▪

You are willing to accept that the notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Offering Price per unit.

▪

You accept that your investment may result in a loss, which could be significant, if the level of the Index increases above the Threshold Value from the Starting Value to the Ending Value on the final Observation Date.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that there is no assurance that the notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the notes or that there will be liquidity in any trading market. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our perceived creditworthiness.

The notes may not be appropriate investments for you if:

▪	You want to hold your notes for the full term.

▪	You anticipate that the level of the Index will appreciate from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will not be less than or equal to the Call Level on any Observation Date.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is in excess of three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of NASD Rule 2720. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The S&P Small Cap Regional Banks Index

We have obtained all information regarding the Index contained in this term sheet, including its make up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor’s®, a division of The McGraw-Hill Companies, Inc. (“S&P®” or “Standard & Poor’s”). S&P®, which owns the copyright and all other rights to the S&P Small Cap Regional Banks Index, has no obligation to continue to publish, and may discontinue publication of, the S&P Small Cap Regional Banks Index. The consequences of S&P® discontinuing publication of the S&P Small Cap Regional Banks Index are discussed in the section of product supplement STR-1 entitled “Description of the Notes—Discontinuance of a Non-Exchange Traded Fund Market Measure.” We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P Small Cap Regional Banks Index.

The Index is a capitalization weighted index. The Index is a sub-index of the S&P SmallCap 600 Index and is comprised of the regional banks included in the “Financials” sector of the S&P SmallCap 600 Index. Regional banks are defined as commercial banks whose businesses are derived primarily from commercial lending operations and have significant business activity in retail banking and small and medium corporate lending. Regional banks tend to operate in limited geographic regions. The Index excludes companies classified according to the Global Industry Classification Standard (“GICS”) in the Diversified Banks and Thrifts & Mortgage Banks sub-industries and also excludes investment banks classified in the Investment Banking & Brokerage Sub-Industry. The GICS methodology has been widely accepted as an industry analysis framework for investment research, portfolio management, and asset allocation. The Index was developed with a base value of 100 as of December 31, 1993.

Of the companies included in the S&P SmallCap 600 Index, 41 were included in the Index as of January 15, 2009. These companies and their respective weights were obtained from Bloomberg, without independent verification. As of that date, the companies and their respective weights were as follows:

Company Name	Symbol	Percentage Weight in the Index
Boston Private Financial Holdings Inc	BPFH	1.505979
Cascade Bancorp	CACB	0.627756
Central Pacific Financial Corp	CPF	0.910993
Columbia Banking System Inc	COLB	0.843363
Community Bank System Inc	CBU	3.220935
East West Bancorp Inc	EWBC	3.029975
First Bancorp/Puerto Rico	FBP	3.164042
First Commonwealth Financial Corp	FCF	3.576645
First Financial Bancorp	FFBC	1.403768
First Financial Bankshares Inc	FFIN	4.830831
First Midwest Bancorp Inc/IL	FMBI	3.336495
Frontier Financial Corp	FTBK	0.557751
Glacier Bancorp Inc	GBCI	4.31588
Hancock Holding Co	HBHC	4.088381
Hanmi Financial Corp	HAFC	0.388186
Home Bancshares Inc/Conway AR	HOMB	1.36927
Independent Bank Corp/MI	IBCP	0.215329
Independent Bank Corp/Rockland MA	INDB	1.811856
Irwin Financial Corp	IFC	0.149095
Nara Bancorp Inc	NARA	0.770026
National Penn Bancshares Inc	NPBC	4.18343
Old National Bancorp/IN	ONB	4.418345
PrivateBancorp Inc	PVTB	3.131595
Prosperity Bancshares Inc	PRSP	5.332444
Provident Bankshares Corp	PBKS	1.06992
S&T Bancorp Inc	STBA	3.314238
Signature Bank/New York NY	SBNY	3.905768
South Financial Group Inc/The	TSFG	1.144633
Sterling Bancorp/NY	STL	1.000121
Sterling Bancshares Inc/TX	SBIB	1.701082
Sterling Financial Corp/WA	STSA	0.832998

Company Name	Symbol	Percentage Weight in the Index
Susquehanna Bancshares Inc	SUSQ	4.642767
Tompkins Financial Corp	TMP	1.704454
UCBH Holdings Inc	UCBH	2.020068
UMB Financial Corp	UMBF	5.941872
Umpqua Holdings Corp	UMPQ	2.693436
United Bankshares Inc	UBSI	4.170759
United Community Banks Inc/GA	UCBI	1.944171
Whitney Holding Corp/LA	WTNY	4.223043
Wilshire Bancorp Inc	WIBC	0.669574
Wintrust Financial Corp	WTFC	1.838725

The S&P SmallCap 600 Index

S&P® publishes the S&P SmallCap 600 Index. The S&P SmallCap 600 Index is intended to provide a benchmark for performance measurement of the small capitalization segment of the U.S. equity markets. It tracks the stock price movement of 600 companies with small market capitalizations, primarily ranging from $200 million to $1.0 billion. The calculation of the value of the S&P SmallCap 600 Index, discussed below in further detail, is based on the relative market value of the common stocks of 600 companies (the “Component Stocks”) as of a particular time as compared to the market value of the common stocks of 600 similar companies on the base date of December 31, 1993. S&P® chooses companies for inclusion in the S&P SmallCap 600 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the small capitalization segment of the U.S. equity market. S&P® may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P SmallCap 600 Index to achieve the objectives stated above. Relevant criteria employed by S&P® include U.S. company status, a market cap range between $200 million and $1.0 billion, financial viability, a public float of at least 50%, adequate liquidity and reasonable price, sector representation, and status as an operating company.

As of December 31, 2008, the Component Stocks had an aggregate market capitalization of approximately $325 billion. As of December 31, 2008, 285 companies or 52.1% of the market capitalization of the S&P SmallCap 600 Index companies traded on the New York Stock Exchange, 312 companies or 47.7% of the market capitalization of the S&P SmallCap 600 Index companies traded on The NASDAQ Stock Market, and 2 companies or 0.2% of the market capitalization of the S&P SmallCap 600 Index companies traded on the NYSE Alternext U.S. stock exchange. As of December 31, 2008, ten main groups of companies comprise the S&P SmallCap 600 Index with the number of companies currently included in each group indicated in parentheses: Consumer Discretionary (120), Consumer Staples (21), Energy (24), Financials (104), Health Care (74), Industrials (89), Information Technology (119), Materials (30), Telecommunication Services (2), and Utilities (16).

Computation of the S&P SmallCap 600 Index

While S&P® currently employs the following methodology to calculate the S&P SmallCap 600 Index, no assurance can be given that S&P® will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date or upon automatic call of the notes.

The S&P SmallCap 600 Index is calculated using a base-weighted aggregate methodology: the level of the index reflects the total market value of all 600 Component Stocks relative to the base date of December 31, 1993. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the Component Stocks on the base date of December 31, 1993 has been set equal to an indexed value of 100. This is often indicated by the notation December 31, 1993=100. In practice, the daily calculation of the S&P SmallCap 600 Index is computed by dividing the total market value of the Component Stocks by the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P SmallCap 600 Index, it serves as a link to the original base period value of the index. The index divisor keeps the index comparable over time and is the manipulation point for all adjustments to the S&P SmallCap 600 Index, which is index maintenance. Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

In March 2005, S&P® began shifting the S&P SmallCap 600 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P SmallCap 600 Index to full float adjustment on September 16, 2005. S&P®’s criteria for selecting stocks for the S&P SmallCap 600 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P SmallCap 600 Index.

Under float adjustment, the share counts used in calculating the S&P SmallCap 600 Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P® defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P® calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

S&P SmallCap 600 Index Maintenance

S&P SmallCap 600 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P SmallCap 600 Index, and do not require index divisor adjustments.

To prevent the level of the S&P SmallCap 600 Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P SmallCap 600 Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P SmallCap 600 Index remains constant and does not reflect the corporate actions of individual companies in the S&P SmallCap 600 Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P SmallCap 600 Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September, when IWFs are reviewed.

Historical Data

The following graph sets forth the monthly historical performance of the Index in the period from January 2004 through December 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the notes. On January 15, 2009, the closing value of the Index was 59.55.

Before investing in the notes, you should consult publicly available sources for the values and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in financial markets generally and the Index exhibiting greater volatility than in earlier periods.

License Agreement

S&P® does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. S&P® shall have no liability for any errors, omissions, or interruptions in the Index. S&P® makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the notes, or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P® makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall S&P® have any liability for any special, punitive, indirect or consequential damages; including lost profits, even if notified of the possibility of these damages.

S&P® and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

“The notes are not sponsored, endorsed, sold or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P®’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P® and of the Index which is determined, composed, and calculated by S&P® without regard to MLPF&S, us or the notes. S&P® has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the notes into consideration in determining, composing, or calculating the Index. S&P® is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing, or trading of the notes.”

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a callable single financial contract linked to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the value of the Index.

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Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary,” as set forth in product supplement STR-1, which you should carefully review prior to investing in the notes.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as a callable single financial contract linked to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity or upon earlier redemption an amount in cash linked to the value of the Index. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a callable single financial contract linked to the Index for U.S. federal income tax purposes. If the notes did not constitute a callable single financial contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment as set forth in product supplement STR-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations. The discussion in this section and in the section entitled “U.S. Federal Income Tax Summary,” as set forth in product supplement STR-1, assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Settlement at Maturity or Sale, Exchange, or Redemption Prior to Maturity.    Assuming that the notes are properly characterized and treated as callable single financial contracts linked to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder (as set forth in product supplement STR-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary,” as set forth in product supplement STR-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisers before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-1 dated January 2, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509000237/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.